UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Summit Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86627T108

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 2, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86627T108

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		55,940,271*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

55,940,271*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,940,271*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.11%*
14	TYPE OF REPORTING PERSON

IN

* The 55,940,271 shares of Common Stock beneficially owned consist of (i) 42,224,677 shares of Common Stock, (ii) 9,730,539 shares of Common Stock, representing the minimum number of shares of Common Stock the Reporting Person shall be obligated to purchase pursuant to the Purchase Agreement (as defined below) and (iii) includes the exercise of warrants to buy 3,985,055 shares of Common Stock, which are exercisable until December 24, 2029.

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CUSIP No. 86627T108

The following constitutes the Schedule 13D/A filed by the undersigned (as amended hereby, the “Schedule 13D”).

Item 4.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The consideration payable by the Reporting Person to the Issuer pursuant to the Purchase Agreement (as defined below) shall be an amount from approximately $32.5 million to $50 million, depending on the number of shares of Common Stock placed by the Issuer in its sole discretion. The Reporting Person shall pay any such consideration with personal funds.

Item 5.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 2, 2020, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Reporting Person, pursuant to which the Reporting Person agreed to purchase up to 14,970,060 shares of Common Stock in a private placement at a price of $3.34 per share of Common Stock, for a purchase price of up to approximately $50 million. The Purchase Agreement also affords the Issuer the flexibility to issue and sell fewer than the maximum shares of Common Stock to the Reporting Person, in the Issuer’s discretion, provided that no less than 9,730,539 shares of Common Stock shall be sold to the Reporting Person thereunder.

The Purchase Agreement is expected to close in approximately two weeks’ time, subject to the satisfaction of certain customary closing conditions. On the date that is two business days before the intended closing, the Issuer shall issue a notice to the Reporting Person stipulating in the Issuer’s sole discretion the number of shares of Common Stock that the Reporting Person is obligated to purchase in accordance with the Purchase Agreement.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, included as Exhibit 99.1 and incorporated herein by reference.

Item 6.	Interests in Securities of the Issuer.

Items 5(a)-(b) are hereby amended and restated to read as follows:

A.	Mr. Duggan

(a)	As of the close of business on September 18, 2020, through the holding of (i) 42,224,677 shares of Common Stock, (ii) the obligation to purchase at least 9,730,539 shares of Common Stock pursuant to the Purchase Agreement and (iii) warrants to purchase 3,985,055 shares of Common Stock, the Reporting Person beneficially owned 55,940,271 shares of Common Stock (the “Shares”). Shares held by the Reporting Person include shares held in his retirement accounts.

Percentage: Approximately 69.11%.

(b)	1. Sole power to vote or direct: 55,940,271
2. Shared power to vote or direct: 0
3. Sole power to dispose of or direct the disposition of: 55,940,271
4. Shared power to dispose of or direct the disposition of: 0
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CUSIP No. 86627T108

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The foregoing disclosure set forth in Item 4 of this Schedule 13D/A is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Securities Purchase Agreement, dated October 2, 2020, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed on October 5, 2020).

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CUSIP No. 86627T108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2020

/s/ Robert W. Duggan
Robert W. Duggan

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